U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

Commission File Number 333-169701

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K   ☐ Form 11-K   ☐ Form 20-F    ☒ Form 10-Q    ☐ Form N-SAR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I-Registrant Information

Full Name of Registrant	Creative Medical Technology Holdings, Inc.

Former Name if Applicable

Address of principal executive office	2017 W Peoria Ave

City, State and Zip Code	Phoenix, Arizona 85029

Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

a.	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

b.	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

c.	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets of needed.)

The Company has been unable to complete the review process with the auditor.

Part IV-Other Information

1.	Name and telephone number of person to contact in regard to this notification

Donald Dickerson	(972)	822-9192
(Name)	(Area Code)	(Telephone No.)

2.	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes    ☐ No

2

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 18, 2016 the Company completed the acquisition of a private Company, Creative Medical Technologies, Inc. through a reverse merger wherein the transaction was treated as a recapitalization and the operations of Creative Medical Technologies, Inc. became the accounting and disclosure information for the Company going forward. The change in the status of the historical financial information has necessitated additional work by our outside accounting firm that is completing the Review Report for the financial statements.

Creative Medical Technology Holdings, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2016	By	/s/ Donald Dickerson
Donald Dickerson, Chief Financial Officer

3